UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Tender offers results

Regulated Information

December 3, 2012 – 8:00 a.m. CET

Delhaize Group announces debt tender offers results

BRUSSELS, Belgium, December 3, 2012—Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today the results of (i) its tender offer to qualifying holders for cash prior to maturity of up to €100 million in aggregate principal amount of its outstanding 5.625% Senior Notes due 2014 (the “Euro Notes”), plus accrued and unpaid interest and premium amounts (the “Euro Tender Offer”) and (ii) its tender offer for cash for any and all of its outstanding $300 million 5.875% Senior Notes due 2014 (the “Dollar Notes”), plus accrued and unpaid interest and premium amounts (the “Dollar Tender Offer”).

Euro Tender Offer Results

The Euro Tender Offer commenced on November 20, 2012 expired on November 29, 2012 at 4.00 p.m., London time. The Euro Tender Offer was made on the terms and subject to the conditions contained in the Tender Offer Memorandum dated November 20, 2012.

€94,299,000 in nominal amount of the Euro Notes were validly tendered for purchase to Delhaize Group pursuant to the Euro Tender Offer. Delhaize Group has accepted for purchase an aggregate nominal amount of €94,299,000 of the Euro Notes at a purchase price of 107.740 per cent. The purchase price, together with accrued interest, will be paid to qualifying holders whose Euro Notes have been accepted for purchase on or about December 3, 2012 (the “Settlement Date”). Following completion of the Euro Tender Offer, an aggregate nominal amount of €214,634,000 of the Euro Notes will remain outstanding.

The purpose of the Euro Tender Offer is to manage the debt maturity profile of Delhaize Group. The Euro Tender Offer was made only outside the United States, and no tenders from the United States were accepted. Any Euro Notes purchased by Delhaize Group pursuant to the Euro Tender Offer will be cancelled and will not be reissued or resold.

Dollar Tender Offer Results

The Dollar Tender Offer commenced on November 20, 2012 expired on November 29, 2012 at 5.00 p.m., New York City time (the “Dollar Tender Offer Expiration Time”). The Dollar Tender Offer was made on the terms and subject to the conditions contained in the Offer to Purchase dated November 20, 2012, and the accompanying Letter of Transmittal.

$200,950,000 in aggregate principal amount of the Dollar Notes were validly tendered and not withdrawn prior to the Dollar Tender Offer Expiration Time. Delhaize Group has accepted for purchase all of the tendered Dollar Notes.

Delhaize Group expects to pay on the Settlement Date for the Dollar Notes purchased pursuant to the Dollar Tender Offer. It will pay holders who validly tendered and did not withdraw their Dollar Notes at or prior to the Dollar Tender Offer Expiration Time the Total Consideration of $1,059.45 for each $1,000 principal amount of Dollar Notes accepted for purchase, plus accrued and unpaid interest up to, but not including, the Settlement Date. Following completion of the Dollar Tender Offer, an aggregate nominal amount of $99,050,000 of the Dollar Notes will remain outstanding.

Delhaize Group today also announced that it will exercise its right to redeem, satisfy and discharge any Dollar Notes that remain outstanding following the Settlement Date at a redemption price provided for under the indenture governing the Dollar Notes, plus any accrued and unpaid interest on the principal amount up to, but not including, the date of redemption, which will be January 3, 2013, unless extended by Delhaize Group in its sole discretion. Upon the completion of the redemption, no principal amount of Dollar Notes will remain outstanding.

The purpose of the Dollar Tender Offer is to manage the debt maturity profile of Delhaize Group. Any Dollar Notes purchased by Delhaize Group pursuant to the Dollar Tender Offer will be cancelled and will not be reissued or resold.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the third quarter of 2012, Delhaize Group’s sales network consisted of 3 388 stores. In 2011, Delhaize Group posted €21.1 billion ($ 29.4 billion) in revenues and €475 million ($661 million) in net profit (Group share). At the end of June 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

DISCLAIMER

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, Delhaize Group’s senior notes or any other securities, nor shall there be any sale of securities mentioned in this press release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

» Offer and Distribution Restrictions

The distribution of this announcement in certain jurisdictions may be restricted by law.

Persons into whose possession this announcement comes are required by Delhaize Group, its advisors and its agents to inform themselves about and to observe any such restrictions. This announcement does not constitute an offer to buy or a solicitation of an offer to sell notes.

The Euro Tender Offer was not made directly or indirectly in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, Delhaize Group’s intention to redeem any of the Dollar Notes that remain outstanding after the consummation of the Dollar Tender Offer, expected costs savings under the New Game Plan, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments. If Delhaize Group does update one or more forward-looking statements, no inference should be made that it will make additional updates with respect to those or other forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: December 5, 2012	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President